Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Ultra Petroleum Corp. for the registration of common shares, depositary shares, preferred shares, senior debt securities, subordinated debt securities, and warrants and to the incorporation by reference therein of our reports dated February 24, 2015 with respect to the consolidated financial statements of Ultra Petroleum Corp. and the effectiveness of internal control over financial reporting of Ultra Petroleum Corp. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

February 24, 2015